Exhibit (a)(5)(iii)

GAIN Announces Final Results of Tender Offer

BEDMINSTER, N.J. – November 9, 2018 – GAIN Capital Holdings, Inc. (NYSE: GCAP) announced today the final results of its “modified Dutch auction” tender offer, which expired at 5:00 P.M., New York City time, on November 6, 2018.

GAIN has accepted for purchase 6,377,551 shares of its common stock at a price of $7.84 per share (reflecting a proration factor of approximately 0.95664), for an aggregate cost of approximately $50 million, excluding fees and expenses relating to the tender offer. These shares represent approximately 14 percent of the shares outstanding.

Jefferies LLC acted as dealer manager for the tender offer. Stockholders who have questions or would like additional information about the tender offer may contact the information agent for the tender offer, D.F. King & Co., Inc. at (800) 735-3591 or by email at gcap@dfking.com.

About GAIN

GAIN Capital Holdings, Inc. provides innovative trading technology and execution services to retail and institutional investors worldwide, with multiple access points to OTC markets and global exchanges across a wide range of asset classes, including foreign exchange, commodities, and global equities. GAIN Capital is headquartered in Bedminster, New Jersey, with a global presence across North America, Europe and the Asia Pacific regions. For further company information, visit www.gaincapital.com.

Investor Relations Contact:

Lauren Tarola, Edelman for GAIN Capital

Phone: 1-908-731-0737

Email: ir@gaincapital.com

Media Contact

Nicole Briguet, Edelman for GAIN Capital

Phone: 1-212-704-8164

Email: pr@gaincapital.com